

April 1, 2011

Chris Smith
President
Emerging Media Holdings, Inc.
225 Saddleworth Place
Lake Mary, FL  32746

        RE:    Emerging Media Holdings, Inc.
                  Form 8-K
                  Filed February 16, 2011
                  File No. 000-52408

Dear Mr. Smith:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on February 16, 2011
General

1.      We note your response to comment one from our letter dated February 17, 2011 that, in the transaction disclosed as being effected on February 10, 2011, Chris Smith obtained control of the company, with assets worth $731,001 in return for an entity with no revenues and assets of $491.  Please revise the Form 8-K filed on February 16, 2011 to disclose the business purpose and history of such transaction.

2.      We note that you requested our comment letter dated February 17, 2011 be faxed to (407) 645-1704, a number apparently belonging to Hart Capital Management (http://hartcm.com/Contact.html).  We also note that Hart Capital Management promotes itself in the following manner:

> "We invest our own funds in, and raise funds for, the companies that meet our requirements.  We then take an active role in the growth of our new portfolio partner.  We use and promote their products or services *while working behind the scenes* to build value for future sales, joint venture, public listing or additional financing rounds."  (emphasis added)  (http://www.hartcm.com/home.html)

Further, we note that Hart Capital Management states that it is "currently involved in Mens (sic) Medical Corporation" and provides a link to your website: (http://www.mensmedicalcorp.com).

Please revise the Form 8-K filed on February 16, 2011 to disclose the full role played by Hart Capital Management in the transactions described in the filing, as well as your past and current operations.

3.      We note several press releases relating to the transactions described in your Form 8-K found at http://www.mensmedicalcorp.com and http://www.otcbb.com, which assert that your acquisition of Men's Medical occurred on January 31, 2011 (as opposed to the February 10, 2011 date disclosed in your Form 8-K), that Men's Medical *will* hold a license for the use of proprietary processes for erectile dysfunction, and that Men's Medical Corporation signed an agreement with eMedical Hub to open thirty Erectile Dysfunction (ED) clinics across the U.S. over the next three years (not addressed in any of your filings).  Please revise your Form 8-K to reconcile, disclose all material terms of the transactions, add disclosure relating to your agreement and relationship with eMedical, and file all material agreements as exhibits.

Item 3.02

4.      We note your disclosure that you issued 1,000,000 Class A Preferred Shares on February 10, 2011 to Saddleworth Ventures LLC, whose sole member is Chris Smith, and that such shares have both a liquidation preference and 25,000 votes per share, giving Mr. Smith beneficial control of the registrant.  Please explain how this is possible in light of the apparent lack of any authorized preferred shares of the company and revise your disclosure as applicable.

5.      We note your response to comment one from our letter dated February 17, 2011 asserting that the company continues to own ICS Media Top Prim, a company it apparently acquired on May 2, 2008, also acquired through the issuance of 1,000,000 shares of your preferred stock.  Please explain how such acquisition was possible in light of the apparent lack of any authorized preferred shares of the company at the time, how you may assert that you continue to hold such company, and any resulting effect upon your status as a shell company in light of the sale of your three other subsidiaries.

6.      You note that you sold three of your subsidiary companies to Chiril Luchinsky in exchange for the assumption of the liabilities of the subsidiaries.  Please disclose the value of the consideration exchanged for the three subsidiaries.  Please also disclose the relationship of the registrant with Chiril Luchinsky.

7.      Please provide a description of the business of the registrant going forward.

8.      Please provide pro forma financial statements depicting the disposition.  See Instruction 4(ii) to Item 2.01 Form 8-K and Rule 11-01(b)(2) of Regulation S-X.  Also  include pro forma information reflection the acquisition of Men's Medical Corporation.

PRE14C filed March 11, 2011

9.      Please provide a detailed analysis as to why you believe you are not required in the Schedule 14C all of the information regarding the acquisition of Men's Medical set forth in Item 14 of Schedule 14A.  Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

10.     We note your disclosure that you issued a certificate representing 1,000,000 Class A Preferred Shares of a class not yet authorized on February 10, 2011 to Saddleworth Ventures LLC, whose sole member is Chris Smith, with a liquidation preference and 25,000 votes per share, giving Mr. Smith beneficial control of the registrant.  Please provide a supplemental copy of such certificate with your response letter.

11.     Please revise to provide disclosure relating to the potential for dilution that the proposed increase in the amount of authorized common shares, as well as the reverse stock split, may have.  Please disclose the possible anti-takeover effects of such actions.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact John Zitko, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,


Larry Spirgel
Assistant Director

cc:     Gregory Wilson, Esq.

Facsimile:  (509) 891-8382